China Yuchai International Announces Selected Preliminary 1stQ 2015 Unaudited Data

Full 1stQ Unaudited Results Release and Conference Call Scheduled for May 7th

Singapore, Singapore – April 29, 2015 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today that its preliminary unaudited revenue was RMB 3.7 billion (US$ 599.1 million) for the first quarter of 2015 compared to RMB 4.6 billion in the first quarter of 2014.

The total number of engines sold by GYMCL during the first quarter of 2015 was 105,046 units compared with 151,909 units in the same quarter of 2014, representing a decrease of 46,863 units, or 30.8%. This was mainly due to the weak commercial vehicle market and economic slowdown in China in the first quarter of 2015. According to the China Association of Automobile Manufacturers (“CAAM”), commercial vehicle sales (excluding gasoline-powered vehicles) declined by 25.6% in the first quarter of 2015 to 618,329 units, and total truck sales declined 29.2% and heavy-duty truck sales decreased by 33.7% compared to the first quarter of 2014.

The Company also announced that it will be releasing its full unaudited first quarter 2015 financial results on Thursday, May 7, 2015 before the market opens for trading. A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 7, 2015. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 29794356, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

Disclosure Regarding Selected Preliminary Unaudited Financial Data

Only selected preliminary unaudited financial data of the Company as is currently available has been presented above and this data may differ materially from the data reflected in the full unaudited financial results for the first quarter of 2015. The above data should be read in conjunction with such full unaudited financial results to be released in the future, and shareholders and investors are advised not to place undue reliance on the data presented above.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1422 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2015 or at any other date.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com